As filed with the Securities and Exchange Commission on November 30, 2018.

Registration Statement No. 333-225677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8 to
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Navios Maritime Containers L.P.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	**4412**	**N/A**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification No.)**

7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco
(011) +(377) 9798-2140
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

John M. Bibona
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000 (telephone number)
(212) 859-4000 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒

If an emerging growth company that prepares financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed maximum offering price per unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	855,050	Not applicable	$4,381,146	$531

(1) This Registration Statement relates to the common units representing limited partner interests of Navios Maritime Containers L.P. ("Navios Containers"), that will be distributed by Navios Maritime Partners L.P. pro rata to its unit holders (the "Distribution"). The amount of common units to be registered represents the maximum number of common units that may be distributed upon consummation of the Distribution.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(3) Calculated in accordance with Rule 457 under the Securities Act. The Registrant previously paid the full registration fee in connection with prior filings of this Registration Statement and owes no further amounts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion,
Preliminary Prospectus dated November 30, 2018.

PRELIMINARY PROSPECTUS



Navios Maritime Containers L.P.

855,050 Common Units
Representing Limited Partner Interests

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This prospectus is being furnished to unit holders of Navios Maritime Partners L.P. ("Navios Partners") in connection with the planned pro rata distribution, which we refer to as the Distribution, by Navios Partners to its unit holders of 6.9% of the common units of Navios Maritime Containers L.P. ("Navios Containers") held by Navios Partners immediately prior to the Distribution described below. Following the completion of the Distribution, Navios Partners will hold approximately 33.5% of our outstanding common units.

To effect the Distribution, Navios Partners will make a pro rata distribution of approximately 2.5% of our issued and outstanding common units held by Navios Partners to holders of Navios Partners units as of the close of business, New York City time, on November 23, 2018, the record date for the Distribution. Navios Partners will distribute 0.0050 of our common units for every Navios Partners unit held by such holder. The closing date for the Distribution will be on or about December 3, 2018, which is expected to be approximately one week prior to the commencement of trading of our common units on the Nasdaq Global Select Market. The Distribution will be made in book-entry form. Fractional common units will not be distributed in the Distribution. Instead, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest.

Navios Partners' unit holders receiving our common units in the Distribution are not required to vote on or take any other action in connection with the Distribution. We are not asking Navios Partners' unit holders receiving our common units in the Distribution for a proxy, and we request that these Navios Partners unit holders do not send us a proxy. Navios Partners' unit holders receiving our common units in the Distribution will not be required to pay any consideration, cash or otherwise, for these common units, and Navios Partners' unit holders will not be required to surrender or exchange their Navios Partners units or take any other action in connection with the Distribution.

Prior to the Distribution, we converted from a corporation, Navios Maritime Containers Inc. (i.e., Navios Maritime Containers L.P. prior to its conversion to a limited partnership), to a limited partnership, Navios Containers, at a conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol "NMCI."

The common shares of Navios Maritime Containers Inc. were traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol "NMCI." On October 23, 2018, the last trading price of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List, was 41.15 Norwegian kroner ("NOK") per share, which was equivalent to approximately $4.96 per share based on the Bloomberg Generic Composite Rate of NOK 8.2918 per $1.00 in effect on that date. Trading of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List was halted on November 26, 2018.

We are a Marshall Islands limited partnership. Although we are organized as a partnership, we will file an election to be treated as a corporation solely for U.S. federal income tax purposes.

The Distribution will be effective on or about December 3, 2018.

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We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See "Summary—Implication of Being an Emerging Growth Company."

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Investing in our common units involves risks. See "Risk Factors" beginning on page 30 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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, 2018.

You should rely only on the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT NAVIOS CONTAINERS AND THE DISTRIBUTION

The following questions and answers briefly address some commonly asked questions about Navios Containers and the Distribution. They may not include all the information that is important to you. We encourage you to read carefully this entire prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q: Who is Navios Containers?

A: We are an international owner and operator of containerships. We were formed as Navios Maritime Containers Inc., a Marshall Islands corporation, by Navios Maritime Holdings Inc. ("Navios Holdings"), in April 2017 and converted into Navios Maritime Containers L.P., a Marshall Islands limited partnership, pursuant to which all of the outstanding common shares of Navios Maritime Containers Inc. converted into common units of Navios Containers representing limited partner interests in Navios Containers. At the conversion ratio of one common share of Navios Maritime Containers Inc. to one common unit of Navios Containers, an aggregate of 34,603,100 common units of Navios Containers were outstanding after the conversion. On November 26, 2018, trading of the common shares of Navios Maritime Containers Inc. on the Norwegian OTC List was halted and, effective on the conversion, ceased to be outstanding.

Q: What is the Distribution?

A: The Distribution is the method by which Navios Partners will distribute a portion of its holdings in us, which will increase our unit holder base. In the Distribution, Navios Partners will distribute to unit holders of Navios Partners on the record date approximately 2.5% of our issued and outstanding common units. Following the Distribution, Navios Partners will retain an approximately 33.5% ownership interest in us and Navios Holdings will own approximately 3.7% of us.

Q: What are the reasons for the Distribution?

A: Navios Containers and Navios Partners are effecting the Distribution to increase the Navios Containers unit holder base in connection with listing on the Nasdaq Global Select Market.

Q: Will the number of Navios Partners units that Navios Partners unit holders own change as a result of the Distribution?

A: No, the number of Navios Partners units that Navios Partners unit holders own will not change as a result of the Distribution.

Q: What will Navios Partners unit holders receive in the Distribution?

A: Each holder of Navios Partners units will receive from Navios Partners a special dividend of 0.0050 of our common units for every Navios Partners unit they hold on the record date (as defined below). The distribution agent will distribute only whole common units in the Distribution. See "—Q: How will fractional common units be treated in the Distribution?" for more information on the treatment of the fractional common units Navios Partners unit holders may be entitled to receive in the Distribution. Navios Partners unit holders' proportionate interest in Navios Partners will not change as a result of the Distribution. For a more detailed description, see "The Distribution."

Q: What is being distributed to holders of Navios Partners units in the Distribution?

A: Navios Partners will distribute 855,050 of our common units in the Distribution, based on the 171,009,967 total Navios Partners units issued and outstanding as of November 7, 2018. The actual number of our common units that Navios Partners will distribute will depend on the number of Navios Partners units issued and outstanding on the record date. Our common units that Navios Partners distributes will constitute approximately 2.5% of our issued and outstanding common units immediately prior to the Distribution and, after giving effect to the Distribution, Navios Partners will own approximately 33.5% of our common units. For more information on the common units being distributed in the Distribution, see "Description of the Common Units."

Q: What is the record date for the Distribution?

A: Navios Partners has set the close of business, New York City time, on November 23, 2018 (the "record date") as the record ownership date for the Distribution.

Q: When will the Distribution occur?

A: The closing of the Distribution will be on or about December 3, 2018, which is expected to be approximately one week prior to the commencement of trading of our common units on the Nasdaq Global Select Market (the "closing date"). On or shortly after the closing date, whole Navios Containers common units will be credited in book-entry accounts for Navios Partners unit holders entitled to receive Navios Containers common units in the Distribution. See "—Q: How will Navios Partners distribute our common units?" for more information on how Navios Partners unit holders can access their book-entry accounts or their bank, brokerage or other accounts holding the common units they will receive in the Distribution.

Q: What do Navios Partners unit holders have to do to participate in the Distribution?

A: Current Navios Partners unit holders are not required to take any action, but we urge them to read this prospectus carefully. Holders of Navios Partners units on the record date will not need to pay any cash or deliver any other consideration, including any Navios Partners units, in order to receive our common units in the Distribution. No Navios Partners unit holder approval of the Distribution is required. We are not asking Navios Partners unit holders for a vote, and we request that they do not send us a proxy card.

Q: If Navios Partners unit holders sell their Navios Partners units on or before the closing date, will they still be entitled to receive our common units in the Distribution?

A: If Navios Partners unit holders hold Navios Partners units on the record date and decide to sell them on or before the closing date, they may choose to sell their Navios Partners units with or without their entitlement to our common units. Navios Partners unit holders should discuss these alternatives with their bank, broker or other nominee.

Q: How will Navios Partners distribute our common units?

A: *Registered unit holders*: If the current Navios Partners unit holder is a registered unit holder (meaning it holds its Navios Partners units directly through Navios Partners' transfer agent), the distribution agent will credit the whole amount of our common units that Navios Partners unit holder receives in the Distribution to a new book-entry account with our transfer agent on or shortly after the closing date. The distribution agent will mail the Navios Partners unit holder a book-entry account statement that reflects the number of whole Navios Containers common units it owns. Each Navios Partners unit holder will be able to access information regarding its book-entry account holding our common units at its account with Computershare Trust Company, N.A.

Q: Does Navios Containers intend to make cash distributions?

A: Please see "Our Distribution Policy" for more information.

Q: How will our common units trade?

A: Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol "NMCI." We cannot predict the trading prices for our common units or whether an active trading market for the units will develop and the trading price of our common units may fluctuate significantly following the Distribution. See "Risk Factors—Risks Inherent in an Investment in Us."

Q: Will the Distribution affect the trading price of Navios Partners common units?

A: Neither we nor Navios Partners can assure Navios Partners unit holders as to the trading price of Navios Partners common units after the Distribution, or as to whether the combined trading prices of our common units and the Navios Partners common units after the Distribution will be less than, equal to or greater than the trading prices of Navios Partners common units prior to the Distribution.

Q: What will happen to the listing of Navios Partners common units?

A: Navios Partners common units will continue to be traded on the New York Stock Exchange (the "NYSE") under the symbol "NMM."

Q: Do Navios Partners unit holders have appraisal rights in connection with the Distribution?

A: No. Holders of Navios Partners units are not entitled to appraisal rights in connection with the Distribution.

Q: Who is the transfer agent and registrar for our common units?

A: Computershare Trust Company, N.A. is the transfer agent and registrar for our common units.

Q: Are there risks associated with owning our common units?

A: Yes. Our business faces both general and specific risks and uncertainties. In addition to these risks and uncertainties, following the completion of the Distribution, we will also face risks associated with being a U.S. publicly-traded company. Accordingly, you should read carefully the information set forth in "Risk Factors."

Q: Are there any conditions to completing the Distribution?

A: Yes. The Distribution is conditional upon a number of matters, including the authorization and approval of the board of directors of Navios Partners and the declaration of effectiveness of the registration statement, of which this prospectus is a part, by the Securities and Exchange Commission (the "SEC"). See "Summary of the Distribution—Conditions to the Distribution" for a more detailed description of the conditions to completing the Distribution.

Q: Can Navios Partners decide to cancel the Distribution or modify its terms even if all conditions to the Distribution have been met?

A: Yes. Navios Partners has the right to terminate the Distribution at any time prior to the closing date (even if all conditions to completing the Distribution are satisfied). Also, Navios Partners may modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those financial statements contained in this prospectus. You should read "Risk Factors" for more information about important risks relating to an investment in our common units. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. dollars. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of October 31, 2018. We use the term "twenty foot equivalent unit" ("TEU"), the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the "Glossary of Terms" included in this prospectus as Appendix A.

We were incorporated under the laws of the Republic of the Marshall Islands as a private company named Navios Maritime Containers Inc. and we converted into a limited partnership organized under the laws of the Republic of the Marshall Islands named Navios Maritime Containers L.P., which we refer to as "Navios Containers," in connection with our listing on the Nasdaq Global Select Market. References in this prospectus to "we," "our," "us" or similar terms refer to Navios Containers and any one or more of its subsidiaries, or to all of such entities, depending on the context. Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the conversion of Navios Maritime Containers Inc. into Navios Containers at a conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings (as defined below), has been admitted as our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership.

Unless the context otherwise requires, references in this prospectus to:

- *"Navios Holdings" refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries;*

- *"general partner" refer to Navios Maritime Containers GP LLC, and because the general partner is a wholly-owned subsidiary of Navios Holdings, we may also refer to Navios Holdings as the "general partner" in this prospectus depending on the context;*

- *"Manager" refer to a wholly-owned subsidiary of Navios Holdings, which manages the commercial and technical operation of our fleet pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018, which we refer to as the "Management Agreement," and also provides administrative services to us pursuant to an administrative services agreement dated June 7, 2017, which we refer to as the "Administrative Services Agreement";*

- *"Navios Partners" refer to Navios Maritime Partners L.P.; and*

- *"Navios Group" refer, depending on the context, to Navios Holdings, Navios Maritime Acquisition Corporation, which we refer to as "Navios Acquisition," Navios Partners, Navios Maritime Midstream Partners L.P., which we refer to as "Navios Midstream," us and any one or more of our and their subsidiaries.*

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

The Navios Group began focusing on a strategy to expand its platform in the container sector in 2013, and in 2017 established its core asset base at a time when it believed values were at attractive levels. We believe this is a favorable time to continue to expand in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with the Distribution, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 207 vessels as of November 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures compared to the industry average. In particular, we derive cost efficiencies from Navios Holdings, a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, the key members of Navios Holdings' management team have an average of over 20 years of experience in the shipping industry through which Navios Holdings provides entities within the Navios Group, and us, cost-efficient technical and commercial management, as well as administrative services.

Second, our relationship with Navios Holdings provides us access to competitive expansion opportunities, including the right of first refusal to purchase containerships from members of the Navios Group pursuant to the Omnibus Agreement that we entered into on June 7, 2017 with Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and Navios Partners Containers Finance Inc. (the "Omnibus Agreement"). See, "Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Omnibus Agreement."

Finally, Navios Holdings' active and extensive involvement in the international shipping markets provides us with access to reliable, in-depth and up-to-date market information. In particular, we believe that our relationship with Navios Holdings will enhance our ability to enter into new charters, as well as expand our customer relationships and access to financing. Our relationship with Navios Holdings also provides us with opportunities to expand our fleet through third-party acquisitions at attractive prices, as demonstrated by our track record.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels covering all of our vessels' operating expenses other than certain extraordinary costs. Drydocking and special survey costs are paid to the Manager at cost. Pursuant to the Administrative Services Agreement, the Manager also provides us with administrative services, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Management fees for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted $38.6 million and $7.3 million, respectively. Management fees for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted $16.5 million. General and administrative fees (inclusive of expense reimbursement) were $4.8 million and $0.8 million, for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively, and $1.9 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Description of Fleet

As of October 31, 2018, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we had a fleet of 30 containerships aggregating 152,821 TEUs and an average age of 10.2 years, which is below the current industry average of about 12.0 years, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and five containerships between 8,200 TEU and 10,000 TEU. We will have charters covering 88.5% and 36.6% of available days for the remainder of 2018 and for 2019, respectively.

The following table provides summary information about our fleet as of October 31, 2018:

Owned Vessels	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
Navios Summer[3]	3,450	2006	September 2019	$10,780
Navios Verano[3]	3,450	2006	May 2019	$12,127
Navios Spring[3]	3,450	2007	November 2018	$ 8,444
Navios Vermilion[3]	4,250	2007	March 2019	$ 9,525
Navios Indigo[3]	4,250	2007	December 2018	$ 8,133
Navios Amaranth[3]	4,250	2007	November 2018	$ 7,093
Navios Amarillo[3]	4,250	2007	June 2019	$12,545
Navios Verde[3]	4,250	2007	December 2018	$10,251
Navios Azure[3]	4,250	2007	November 2018	$11,603
			May 2019	$10,369
Navios Domino (ex MOL Dominance)[3]	4,250	2008	April 2019	$ 9,928
Navios Dedication (ex MOL Dedication)[3]	4,250	2008	April 2019	$ 9,928
Navios Delight (ex MOL Delight)[3]	4,250	2008	January 2019[4]	$10,588
MOL Destiny[3]	4,250	2009	November 2018[4]	$26,850
MOL Devotion[3]	4,250	2009	February 2019[4]	$26,850
Navios Lapis	4,250	2009	January 2019	$11,580
Navios Tempo	4,250	2009	May 2019	$11,011
Niledutch Okapi (ex Navios Dorado)	4,250	2010	May 2019	$10,468
Navios Felicitas	4,360	2010	April 2019	$12,979
Navios Miami	4,563	2009	November 2018	$11,791
APL Oakland	4,730	2008	March 2020[4]	$27,156
APL Los Angeles	4,730	2008	April 2020[4]	$27,156
APL Denver	4,730	2008	May 2020[4]	$27,156
APL Atlanta	4,730	2008	June 2020[4]	$27,156
YM Utmost	8,204	2006	January 2019[4]	$20,244
Navios Unite (ex YM Unity)	8,204	2006	November 2018[4]	$34,266
			May 2019	$26,663
Navios Unison	10,000	2010	May 2021	$26,325
			April 2022	$27,300

Vessels to be delivered	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
TBN 1[5]	4,360	2010	May 2019	$12,946
TBN 2[5]	4,360	2010	December 2018	$ 9,811

Vessels Underlying Purchase Option	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
TBN 3[6]	10,000	2011	November 2020	$26,325
			October 2021	$27,300
TBN 4[6]	10,000	2011	July 2019	$26,663
			July 2021	$26,325
			June 2022	$27,300

(1) Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.

(2) Daily charter-out rate, net of commissions where applicable.

(3)   The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel. See "—Recent Developments."

(4)   Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.

(5)   In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

(6)   In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

Market Opportunity

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

- *Improving Containership Sector Fundamentals.* According to industry data, 2018 and 2019 are expected to be the third and fourth consecutive years that containership trade growth equals or exceeds the growth in supply of vessels. We expect the following factors to result in an improvement in both charter rates and asset values.

  - *Increasing Global Economic Growth and Demand for Seaborne Transportation of Container Shipments.* Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. Data from the International Monetary Fund (the "IMF") shows further evidence of the global economic expansion as all major economies are growing simultaneously for the first time since the mid-2000s. The IMF has increased its forecasts for World GDP by 0.2% in 2018 to 3.9% and continued that pace for its 2019 forecast. Concurrently with the world economic growth, in 2017, the containership trade grew by 5.8% and has been projected to grow an additional 5.4% and 5.0% in 2018 and 2019, respectively.

  - *Decelerating Growth in Containership Supply through the Reduction in New Vessel Ordering and Increased Scrapping.* Scrapping of older containerships continued in 2017 with about 400,000 TEU scrapped, and over 1.0 million TEU of containership capacity has been scrapped since the beginning of 2016, mainly attributable to intermediate size and smaller vessels. We expect net fleet capacity to grow by approximately 5.6% in 2018, which is about the level of the current expected containership trade growth of approximately 5.4%. Deliveries in 2018 are expected to continue to be disproportionately weighted in favor of containerships with over 11,000 TEU in capacity, with minimal growth in deliveries of new intermediate-size containerships. Based on the current orderbook data, fleet growth is expected to be 3.4% in 2019, which is below the demand growth forecast of 5.0%, which would make 2019 the fourth straight year that demand growth equals or exceeds supply growth.

- *Redeployment of Containerships Across Trade Lanes.* Recent disruptions in the container trade, such as the expansion of the Panama Canal in 2016, have created favorable dynamics for certain vessel sizes that have benefited from the increased demand from redeployment across trade lanes, while their orderbooks remain low.

  - Classic Panamaxes (3,450 - 4,730 TEU): Post the expansion of the Panama Canal, the deployment of Classic Panamaxes on their main trading route of Far East to U.S. East Coast declined by

We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 22 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 23% of the capacity by 2018, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

- *Relationships with Leading Charterers*. We expect to benefit from the long-standing relationships of our Manager with leading liner companies such as Maersk Line A/S, Mediterranean Shipping CO. S.A., CMA CGM, Cosco Shipping Co Ltd, Hapag-Lloyd AG, Evergreen Marine Corp., Mitsui O.S.K. Lines, Ltd. and others. We believe that the experience of our management team, coupled with our Manager's reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.

- *Well-Positioned to Pursue Acquisitions.* We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationship with Navios Holdings positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships within the Navios Group which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

- *Experience Across Sectors and Growing Through Cycles*. Executives of Navios Holdings have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business. Since 2004, the Navios Group has raised $13.2 billion in the equity and debt capital markets and in bank financing and we believe that these financings are indicative of the strong relationships the Navios Group has with the financial and investment communities. Through the shipping cycles over the past 13 years, the Navios Group has strategically grown its fleet from 27 vessels in 2005 to a total of 207 vessels as of November 2018.

- *Scale and Cost-Efficient Operations of our Manager*. We believe that utilizing an affiliated manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging Navios Holdings' established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles with a long track record of financial reporting, compliance and investor accountability in public markets.

Our Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

- *Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions*. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings' global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry described above under "—Market Opportunity" have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

- *Continue to Actively Manage our Charter Portfolio*. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We believe our strategy will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

- *Maintain a Strong Balance Sheet and Flexible Capital Structure*. We intend to manage our balance sheet conservatively, targeting a modest amount of leverage, managing our maturity profile and maintaining an adequate level of liquidity. We believe that managing our balance sheet in a conservative manner will minimize our financial risk while providing a solid foundation for our future expansion and enhancing our ability to make distributions to our unit holders and repurchases of common units.

- *Provide Superior Customer Service with High Standards of Performance, Reliability and Safety*. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings' excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see "Risk Factors" beginning on page 30 of this prospectus.

Recent Developments

In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by

January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million loan from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019, with a combined balance of $92.4 million outstanding on March 31, 2018. On June 29, 2018 we completed the sale and leaseback of the first six vessels for approximately $37.5 million. On July 27, 2018 and on August 29, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1 million.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units, including those set forth below. Please read carefully these and other risks described under "Risk Factors" beginning on page 30 of this prospectus.

Implication of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

- the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in a registration statement;

- exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

- exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB"), requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the Distribution or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide may be different from information provided by other public companies.

Organizational Structure

The following diagram depicts our organizational structure after giving effect to the Distribution. This diagram is provided for illustrative purposes only and do not represent all of our legal entities.


Navios Maritime Holdings Inc.
(NYSE: NM)
100%
Membership Interest
18.2%
Common
Units
100%
Membership Interest
Navios GP L.L.C.
2.0% GP Units and Incentive
Distribution Rights
Navios Maritime
Containers GP LLC
(General Partner)
Navios Maritime Partners
(NYSE: NMM)
3.7%
Common
Units
Non-Economic GP
Interest
33.5%
Common
Units
Navios Containers
Public Unit Holders
62.8%
Common
Units
Navios Maritime Containers L.P.
100%
Operating Subsidiaries

We were initially formed on April 28, 2017 as a corporation under the laws of the Republic of the Marshall Islands. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. In connection with our listing on the Nasdaq Global Select Market, we converted into a limited partnership at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

- access to the public equity and debt capital markets;
- lower cost of capital for expansion and acquisitions; and
- enhanced ability to use equity securities as consideration in future acquisitions.

Fractional Common Units	The distribution agent will not distribute any fractional common units to Navios Partners' unit holders in connection with the Distribution. Instead, fractional interests will be reduced down to the nearest whole number and Navios Partners unit holders will receive a cash payment for the fractional interest. Holders of Navios Partners' units that hold common units through a bank, broker, or nominee will receive cash in lieu of fractional common units, if any, determined in accordance with the policies of such bank, broker, or nominee. If a Navios Partners unit holder holds fewer than 200 Navios Partners units as of the record date, it will not receive any of our common units; however, it will receive a cash distribution from our distribution agent representing the value of fractional common units to which it is entitled. See "Questions and Answers about Navios Containers and the Distribution—Q: How will fractional common units be treated in the Distribution?" for more detail. If you receive cash in lieu of fractional common units, you will not be entitled to any interest on the payments.
Trading Market and Symbol	Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol "NMCI".
	We also anticipate that, as early as one trading day prior to the record date, there may be two markets in Navios Partners common units: (i) a "regular-way" market on which common units of Navios Partners will trade with an entitlement for the purchaser of Navios Partners common units to receive our common units that will be distributed in the Distribution, and (ii) an "ex-distribution" market on which common units of Navios Partners will trade without an entitlement for the purchaser of Navios Partners common units to receive our common units.
	Trading of the common shares of Navios Maritime Containers Inc. was halted on the Norwegian OTC List on November 26, 2018.
Distribution Policy	Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to return up to $10.0 million annually to our unit holders through common unit repurchases and/or cash distributions. Any change to our return of capital policy will be subject to a number of factors, including the discretion of our board of directors, Marshall Islands law, our results of operation, final condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms, contractual restriction, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant be our board of directors. See "Our Distribution Policy."
Issuance of Additional Units	Our partnership agreement allows us to issue an unlimited number of units without the consent of our unit holders.
Board of Directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other

All references to our common units and per unit data included in the summary historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended September 30, 2018[1]	Three Months Ended September 30, 2017[2]	Nine Months Ended September 30, 2018[1]	Period from April 28, 2017 (date of inception) to September 30, 2017[2]	Period from April 28, 2017 (date of inception) to December 31, 2017[3]
Statement of Income Data:					
Revenue	$ 38,080	$ 14,757	$ 99,505	$ 17,859	$ 39,188
Time charter and voyage expenses	(1,048)	(343)	(2,573)	(343)	(1,257)
Direct vessel expenses	(355)	(515)	(815)	(515)	(672)
Management fees (entirely through related parties transactions)	(14,490)	(6,576)	(38,578)	(7,277)	(16,488)
General and administrative expenses	(1,847)	(870)	(5,207)	(987)	(2,262)
Listing transaction-related expenses	(2,396)	—	(2,396)	—	—
Depreciation and amortization	(9,850)	(5,351)	(30,287)	(6,671)	(13,578)
Interest expense and finance cost, net	(3,617)	(1,007)	(7,555)	(1,088)	(2,268)
Other income/(expense), net ...	937	(11)	848	(13)	(25)
Net income	$ 5,414	$ 84	$ 12,942	$ 965	$ 2,638
Net earnings per common unit, basic and diluted	$ 0.16	$ 0.01	$ 0.39	$ 0.08	$ 0.14
Weighted average number of common units, basic and diluted	34,603,100	13,535,906	33,164,538	12,864,663	18,371,855

(1) We had 26 vessels in our fleet as of September 30, 2018.
(2) We had 14 vessels in our fleet as of September 30, 2017.
(3) We had 21 vessels in our fleet as of December 31, 2017

	September 30, 2018	December 31, 2017
Balance Sheet Data:		
Total current assets	$ 22,443	$ 21,371
Vessels, net	318,746	177,597
Total assets	387,772	266,811
Total current liabilities	54,582	49,559
Long-term financial liability, net of current portion	55,776	—
Long-term debt, net of current portion	94,699	76,534
Total partners' capital	$182,715	$140,718

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Due to our lack of diversification, adverse developments in the container shipping industry could reduce our ability to service our debt obligations and make distributions to our unit holders and repurchases of common units.

We rely exclusively on the cash flow generated from charters for our containerships and our fleet is focused on a limited size and type of vessel. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018, 25 of the 30 containerships we will own will be between 3,450 TEU and 4,730 TEU. The number of vessels with 10,000 or more TEU capacity has increased substantially since 2006, and as of April 1, 2018, vessels over 10,000 TEU account for nearly 30% of the world containership fleet in terms of fleet capacity, while vessels above 13,300 TEU represent 17% of fleet capacity. Based on containership order data, we expect the increase in containership vessel capacity will continue. Due to the current evolution to larger vessels there can be adjustments to trade patterns, particularly on the main trade lanes, as smaller replaced ships may cascade down to secondary trade lanes, as long as there is sufficient demand and the physical infrastructure is in place to accommodate them. Therefore, the development of large ships not only impacts the trade lanes in which these ships are used, but the entire maritime transport chain as well. As a result, we cannot assure you that we will be able to successfully renew the charters for our size vessels at favorable rates, if at all, which may have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

In addition, under the Omnibus Agreement, we have agreed that we will own and operate only containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or make distributions to our unit holders and repurchases of common units.

We currently have a majority of our vessels on short-term and medium-term charters and we expect to continue to charter a portion of our fleet on short-term to medium-term charters in the future. As a result, the charter rates we obtain are less predictable than rates we would capture under longer-term charters, which may have an adverse impact on our growth. The current time charters for eight of our 30 containerships, including the two containerships of which we expect to take delivery in the fourth quarter of 2018, will expire before the end of 2018. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current economic conditions have reduced the demand for long-term time charters export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, while there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform in China, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

In China, trade protectionism may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Many of our vessels regularly call to ports in China and we have entered into a sale and leaseback transaction in respect of 14 of our vessels with a Chinese financial institution. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of any newbuilding orders that we may place in the future.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of shipbuilding contracts in the future at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

- fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

- decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

- significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

- incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

- incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuilding vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to make distributions to our unit holders and repurchases of common units.

Additionally, if the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations, which would materially and adversely affect our business, results of operations, financial condition and cash flows, including cash available for distributions to our unit holders and repurchases of common units.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our fleet of 30 containerships, after giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, has an average age of 10.2 years. See "Business—Description of Fleet." Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

As noted above, our fleet of 30 containerships, after giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, has an average age of 10.2 years. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. See "Business—Description of Fleet." We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased crew and other vessel operating costs.

Acquiring and renewing time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in part on the Manager's ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unit holders and repurchases of common units may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is "off-hire," or not available for service or otherwise deficient in its condition or performance, the charterer generally is not

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unit holders are dissatisfied, they will be unable to remove our general partner without Navios Holdings' consent, unless Navios Holdings' ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

- The vote of the holders of at least 75% of all outstanding common units voting is required to remove the general partner. As of September 30, 2018, after giving effect to the Distribution, Navios Holdings owns approximately 3.7% of the total number of common units.

- Common unit holders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

- Election of the four directors elected by unit holders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

- A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner.

- Our partnership agreement contains provisions limiting the ability of unit holders to call meetings of unit holders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unit holders' ability to influence the manner or direction of management.

- Unit holders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unit holders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unit holders in excess of 4.9% will be effectively redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

- We have substantial latitude in issuing equity securities without unit holder approval.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to, a third party without unit holder consent.

Our general partner may transfer its general partner interest to a third party without the consent of the unit holders. In addition, our partnership agreement does not restrict the ability of a member of our general partner from transferring its membership interests in our general partner to a third party. A different general partner may

Most Navios Partners unit holders hold their Navios Partners units through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Navios Partners units through a bank or brokerage firm, your bank or brokerage firm will credit your account for our common units that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having Navios Partners units held in "street name," we encourage you to contact your bank or brokerage firm.

See "—When and How You Will Receive Our Common Units in the Distribution" below for more information regarding how shares will be distributed in the Distribution.

Results of the Distribution

Immediately after the Distribution, our unit holder base will increase and our issued and outstanding capital structure will consist of a non-economic general partner interest held by the general partner, and 34,603,100 common units, representing the limited partner interests held by limited partners. The Distribution will not affect the number of issued and outstanding units of Navios Partners or any rights of Navios Partners' unit holders.

See "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Distribution" for an explanation of the tax consequences of the Distribution.

Listing and Trading of Our Common Units

In connection with the Distribution, our common units have been approved for listing on the Nasdaq Global Select Market under the symbol "NMCI".

Following the Distribution, Navios Partners common units will continue to trade on the NYSE under the symbol "NMM."

Neither we nor Navios Partners can assure you as to the trading price of Navios Partners' common units or our common units after the Distribution. The trading price of our common units may fluctuate significantly following the Distribution. Please read "Risk Factors—Risks Inherent in an Investment in Us—There is no existing U.S. market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment" in this prospectus for more detail.

Substantially all of our outstanding 34,603,100 common units will be freely transferable without restriction or further registration under the Securities Act, except for common units received by entities and individuals who are our affiliates and certain common units which may be "restricted securities" as defined in Rule 144 of the Securities Act. Entities and individuals who may be considered our affiliates include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Following the Distribution, individuals who are our affiliates will hold 12,855,514 common units and our affiliates will be permitted to sell their common units only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder. To the extent common units may be "restricted securities," those common units will only be eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

Distribution Conditions

The Distribution is subject to the satisfaction or waiver by Navios Partners of the following conditions:

- the Navios Partners board of directors shall have authorized and approved the Distribution and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of our common units to Navios Partners unit holders;

- Commencing on or shortly after the closing date, the distribution agent will mail to you an account statement that indicates the number of whole common units that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the closing date to complete the Distribution of our common units and mail statements of holding to all registered unit holders.

- *"Street name" or beneficial unit holders*. Most Navios Partners unit holders hold their Navios Partners units beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the units in "street name" and records your ownership on its books. If you own your Navios Partners units through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole common units of us that you receive in the Distribution on or shortly after the closing date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having Navios Partners units held in "street name."

If you sell any of your Navios Partners units on or before the closing date, the buyer of those units may in some circumstances be entitled to receive the common units to be distributed in respect of the Navios Partners units you sold.

We are not asking Navios Partners unit holders to take any action in connection with the Distribution. No approval of the holders of Navios Partners units is required for the Distribution. We are not asking Navios Partners unit holders for a proxy and request that Navios Partners unit holders do not send us a proxy. We are also not asking Navios Partners unit holders to make any payment or surrender or exchange any of your Navios Partners units for our common units. The number of issued and outstanding Navios Partners units will not change as a result of the Distribution.

Computershare Trust Company, N.A. serves as transfer agent and registrar for our common units.

Reason for Furnishing this Prospectus

This prospectus is being furnished to provide information to Navios Partners unit holders who will receive our common units in the Distribution. It is not to be construed as an inducement or encouragement to buy any of our securities or the securities of Navios Partners, nor is it to be construed as a solicitation of proxies in respect of the Distribution or any other matter. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither we nor Navios Partners undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2018:

• on a historical basis; and

• on an as adjusted basis after giving effect to:

  • a borrowings repayment of $28.2 million made subsequent to September 30, 2018, of which $26.6 million relate to our secured credit facilities maturing in the fourth quarter of 2019.

  • drawdown of an additional $26.7 million for the sale and leaseback of four additional vessels under the $119.0 million sale and leaseback transaction that will refinance our credit facilities maturing in the fourth quarter of 2019.

You should read this capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2018	
	Historical	**As Adjusted**
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Long-term debt (including current portion):		
Senior secured credit facilities	$138,095	$110,814
Financial liability[(1)]	62,410	88,187
Total long-term debt[(2)]	$200,505	$199,001
Partners' capital:		
Common units held by public (21,064,914 units on a historical and as adjusted basis	$111,229	$111,229
Common units held by general partner and its affiliates (13,538,186 units on a historical and as adjusted basis	$ 71,486	$ 71,486
Total Navios Containers partners' capital[(3)]	$182,715	$182,715
Total capitalization	$383,220	$381,716

(1) Represents the drawdown of $37.5 million for the sale and leaseback of six vessels on June 29, 2018, of $26.0 million for the sale and leaseback of four additional vessels on July 27, 2018 and on August 29, 2018 and the drawdown of $26.7 million for the sale and leaseback of four additional vessels on November 9, 2018.

(2) Total long-term debt (including current portion and the financial liability deriving from the sale and leaseback transaction) is presented gross of deferred financing costs of $3.0 million as of September 30, 2018.

(3) Partners' capital, as adjusted, does not give effect to fees and estimated expenses relating to the Distribution and listing of our common units on the Nasdaq Global Select Market.

MARKET PRICE INFORMATION

The common shares of Navios Maritime Containers Inc. (i.e., Navios Maritime Containers L.P. prior to its conversion to a limited partnership) traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, since June 12, 2017 under the symbol "NMCI." On November 26, 2018, trading of the common shares on the Norwegian OTC List was halted in connection with our conversion from a corporation into a limited partnership. Our common units have been approved for listing on the Nasdaq Global Select Market under the symbol "NMCI" and we will formally delist from the Norwegian OTC List upon commencement of trading on the Nasdaq Global Select Market.

The following tables set forth the high and low prices for the common shares of Navios Maritime Containers Inc. for the calendar periods listed below.

Share prices on the Norwegian OTC List are presented in Norwegian kroner ("NOK"). Share prices below have been converted into, and are presented in, U.S. dollars per common share based on the Bloomberg Generic Composite Rate on each day of measurement. On October 23, 2018, the exchange rate between the NOK and the U.S. dollar was NOK 8.2918 to one U.S. dollar based on the Bloomberg Generic Composite Rate in effect on that date.

	Norwegian OTC List	
	High	Low
For the Fiscal Year Ended		
December 31, 2017 (from June 12, 2017)	$5.86	$5.26

	Norwegian OTC List	
	High	Low
For the Calendar Quarter		
Fourth Quarter 2018 (through November 26, 2018)	$4.96	$4.96
Third Quarter 2018	$5.22	$5.22
Second Quarter 2018	$5.60	$5.10
First Quarter 2018	$6.12	$5.58
Fourth Quarter 2017	$5.86	$5.49
Third Quarter 2017	$5.52	$5.26
Second Quarter 2017 (from June 12, 2017)	$5.31	$5.31

	Norwegian OTC List	
	High	**Low**
For the Month		
November 2018 (through November 26, 2018)	—	—
October 2018	$4.96	$4.96
September 2018	$5.22	$5.22
August 2018	—	—
July 2018	—	—
June 2018	$5.41	$5.33
May 2018	$5.38	$5.10
April 2018	$5.60	$5.15
March 2018	$5.80	$5.62
February 2018	$6.00	$5.58
January 2018	$6.12	$5.70
December 2017	$5.86	$5.49
November 2017	$5.82	$5.60
October 2017	$5.69	$5.54
September 2017	$5.52	$5.36
August 2017	—	—
July 2017	$5.26	$5.26
June 2017 (from June 12, 2017)	$5.31	$5.31

All references to our common units and per unit data included in the selected historical financial data below have been retrospectively adjusted to reflect the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers in connection with the conversion of Navios Maritime Containers Inc. into Navios Containers.

(in thousands of U.S. dollars, except for unit and per unit data.)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Statement of Income Data:					
Revenue	$ 38,080	$ 14,757	$ 99,505	17,859	$ 39,188
Time charter and voyage expenses	(1,048)	(343)	(2,573)	(343)	(1,257)
Direct vessel expenses	(355)	(515)	(815)	(515)	(672)
Management fees (entirely through related parties transactions)	(14,490)	(6,576)	(38,578)	(7,277)	(16,488)
General and administrative expenses	(1,847)	(870)	(5,207)	(987)	(2,262)
Listing transaction-related expenses	(2,396)	—	(2,396)	—	—
Depreciation and amortization	(9,850)	(5,351)	(30,287)	(6,671)	(13,578)
Interest expense and finance cost, net	(3,617)	(1,007)	(7,555)	(1,088)	(2,268)
Other income/(expense), net	937	(11)	848	(13)	(25)
Net income	$ 5,414	$ 84	$ 12,942	$ 965	$ 2,638
Net earnings per common unit, basic and diluted	$ 0.16	$ 0.01	$ 0.39	$ 0.08	$ 0.14
Weighted average number of common units, basic and diluted	34,603,100	13,535,906	33,164,538	12,864,663	18,371,855

	September 30, 2018	December 31, 2017
Balance Sheet Data:		
Total current assets	$ 22,443	$ 21,371
Vessels, net	318,746	177,597
Total assets	387,772	266,811
Total current liabilities	54,582	49,559
Long-term financial liability, net of current portion	55,776	—
Long-term debt, net of current portion	94,699	76,534
Total partners' capital	$182,715	$140,718

	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017	Period from April 28, 2017 (date of inception) to December 31, 2017
Cash Flow Data:			
Net Cash Provided by/(used in) Operating Activities	$ 37,874	($ 1,047)	$ 2,623
Net Cash Used in Investing Activities	($144,608)	($120,070)	($249,227)
Net Cash Provided by Financing Activities	$ 106,362	$ 151,518	$ 260,825
(Decrease)/increase in cash and cash equivalents and restricted cash as applicable	$ (372)[1]	$ 30,401[1]	$ 14,221

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS**

You should read the following discussion of our financial condition and results of operations in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus giving retroactive effect to our conversion from a corporation to a limited partnership, described in Note 1 to our consolidated financial statements included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. Please read "Forward-Looking Statements" for more information. You should also review the "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements. You should also carefully read the following discussion with "Risk Factors," "Forward-Looking Statements," and "Selected Historical Financial Data." We manage our business and analyze and report our results of operations in a single segment.

Business Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses.

Because we were formed in April 2017, we compare the operating results of the nine months period ended September 30, 2018 with the period from April 28, 2017 (date of inception) to September 30, 2017. We do not have financial results for any historical period that is comparable to the results of our operations for the period from April 28, 2017 (date of inception) to December 31, 2017. We took delivery of our first vessels in our fleet in June 2017 and, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

The Navios Group began focusing on a strategy to expand its platform in the container sector in 2013, and in 2017 established its core asset base at a time when it believed values were at attractive levels. We believe this is a favorable time to continue to expand in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first quarter of 2018. Six to twelve month time charter rates for 4,400 TEU vessels increased from $7,300 per day in June 2017 to $12,800 per day by July 2018, while the average rate during the last 15 years was $20,098 per day. Rates for a six to twelve month time charter for 9,000 TEU vessels are at $29,000 per day as of May 2018, and the average rate for a three-year time charter during the last six years was $33,503 per day.

After giving effect to the acquisition of the two containerships, of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, our fixed-term charters represented an aggregate of approximately $193.3 million of contracted revenue, assuming the redelivery dates set forth in the fleet table above in "Business—Description of Fleet" and 365 revenue days per annum per containership.

The table below provides additional information about the charter coverage of our fleet of 30 vessels as of October 31, 2018, for the fourth quarter of 2018 and for 2019, which gives effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised. Except as indicated in the footnotes, it does not reflect events occurring after October 31, 2018, including any charter contract we entered into after that date. The table assumes the midpoint redelivery dates under our containerships' charters, unless otherwise indicated in the notes to our fleet table. See "Business— Description of Fleet."

	Q4 2018E	2019E
Available Days[1]	2,391	10,777
Contracted Days	2,116	3,944
Contracted/Available Days	88.5%	36.6%

(1) Available days for the fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

- the demand for seaborne transportation services;

- the ability of our Manager's commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

- the effective and efficient technical management of our vessels by our Manager;

- our and our Manager's ability to comply with governmental regulations, maritime organization regulations, as well as standard environmental, health and safety standards imposed by our charterers applicable to our business; and

- the strength of and growth in the number of our customer relationships, especially with liner companies.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

- the fixed rates earned by our vessels under our charters;

- the length of time of the charters we are able to enter into;

- our access to capital required to acquire additional vessels and/or to implement our business strategy;

- our ability to acquire and sell vessels at prices we deem satisfactory;

- our level of debt and the related interest expense and amortization of principal; and

- the level of any distributions on and repurchases of our common units.

Components of Our Operating Results

Revenues: We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

costs and expenses incurred in connection with the provision of these services. For the period from April 28, 2017 (date of inception) to December 31, 2017, the expenses charged by the Manager for administrative fees were $1.9 million. The balance of $0.4 million of general and administrative expenses was related to legal and professional fees, as well as audit fees and directors' fees.

Depreciation and amortization: Depreciation and amortization amounted to $13.6 million for the period from April 28, 2017 (date of inception) to December 31, 2017. Vessel depreciation of $0.6 million is calculated using an estimated useful life of 30 years for containerships, from the date the vessel was originally delivered from the shipyard. Amortization of favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of nine containerships was $13.0 million. The weighted average remaining useful lives are 2.0 years for time charters with favorable terms.

Interest expense and finance cost, net: Interest expense and finance cost, net for the period from April 28, 2017 (date of inception) to December 31, 2017 was $2.3 million. The weighted average interest rate under our credit facilities for the same period was 5.20%.

Other expense, net: Other expense for the period from April 28, 2017 (date of inception) to December 31, 2017 was below $0.1 million, mainly attributable to miscellaneous expenses.

Net income: Net income for the period from April 28, 2017 (date of inception) to December 31, 2017 was $2.6 million.

Liquidity and Cash Sources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings. We have also recently entered into a sale and leaseback transaction which provided us with an additional source of liquidity, and we may enter into similar transactions in the future. On September 30, 2018 and December 31, 2017, our current assets totaled $22.4 million and $21.4 million, respectively, while current liabilities totaled $54.6 million and $49.6 million, respectively, resulting in a negative working capital position of $32.2 million and $28.2 million, respectively.

As of September 30, 2018 and December 31, 2017, our current liabilities included $47.0 million and $42.5 million, respectively, related to installments due under our credit facilities and the financial liability under the sale and leaseback transactions. In May 2018, we entered into a sale and leaseback transaction for an amount of $119.0 million to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019, with a combined balance of $92.4 million outstanding on March 31, 2018. On June 29, 2018, we completed the sale and leaseback of the first six vessels for approximately $37.5 million and, on July 27, 2018 and August 29, 2018, we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We expect to be in a position to meet our loan obligations in part through our contracted revenue of $135.20 million as of October 31, 2018. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

On June 8, 2017, Navios Maritime Containers Inc. closed the initial private placement of 10,057,645 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.3 million. Navios Partners invested $30.0 million and received 59.7% of the equity, and Navios Holdings invested $5.0 million and received 9.9% of our equity. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On August 29, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On November 9, 2017, Navios Maritime Containers Inc. closed a follow-on private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively.

On March 13, 2018, Navios Maritime Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of September 30, 2018, Navios Maritime Containers Inc. had a total of 34,603,100 common shares outstanding and a total of 2,941,264 warrants outstanding. Navios Partners holds 12,447,277 common shares representing 36.0% of the equity and Navios Holdings holds 1,090,909 common shares representing 3.2% of our equity. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of our total equity, respectively.

After giving effect to the Distribution, Navios Partners will own 11,592,227 common units, or approximately 33.5% of the equity and Navios Holding will hold 1,263,287 common units, or approximately 3.7% of the equity. In addition, prior to the Distribution, Navios Maritime Containers Inc. was converted into a limited partnership named Navios Maritime Containers L.P. Upon the conversion, all of the warrants described above issued to Navios Partners and Navios Holdings expired.

Cash flows for the Nine Months Ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017:

The following table presents cash flow information for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017. This information was derived from our unaudited consolidated statement of cash flows for the respective periods.

(in thousands of U.S. dollars)	Nine Months Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Net cash provided by/(used in) operating activities	$ 37,874	$ (1,047)
Net cash used in investing activities	(144,608)	(120,070)
Net cash provided by financing activities	106,362	151,518
(Decrease)/increase in cash and cash equivalents and restricted cash	**$ (372)**	**$ 30,401**

basis points. On May 29, 2018, we drew $25.0 million under this facility, net of the loan's discount of $0.3 million. As of September 30, 2018, the outstanding loan amount under this facility was $24.3 million and is repayable in 19 equal consecutive quarterly installments each in the amount of $0.7 million, along with a final balloon payment of $11.1 million, payable together with the last installment, falling due in May 29, 2023.

On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. in order to refinance our outstanding credit facilities on 18 vessels maturing in the fourth quarter of 2019. We have a purchase obligation to acquire the vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018 we completed the sale and leaseback of the first six vessels for approximately $37.5 million. On July 27, 2018 and on August 29, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.0 million. On November 9, 2018 we completed the sale and leaseback of four additional vessels for approximately $26.7 million. We do not intend to proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of September 30, 2018, the outstanding balance under the sale and leaseback transaction was $62.4 million.

On June 28, 2018, we entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36.0 million (divided in two tranches of $18.0 million each) to finance part of the purchase price of two containerships. We have drawn the entire amount, net of the loan's discount of $0.3 million, on July 2, 2018. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. As of September 30, the outstanding loan amount under this facility was $34.0 million and is repayable in 15 consecutive quarterly installments, the first of which in an amount of $2.0 million, followed by 14 installments each in an amount of $1.2 million plus a final balloon payment of $15.2 million payable together with the last installment. The facility matures on June 30, 2022.

On November 9, 2018, we entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. Each tranche of the facility is repayable in nineteen consecutive quarterly installments each in an amount of $0.68 million together with a final balloon payment of $18.9 million payable together with the last installment falling due on July 30, 2023. No amount has been drawn under this facility as of November 30, 2018.

Amounts drawn under the facilities are secured by first priority mortgages on our vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit our and/or our subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm's length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any shares of our capital or declaring or paying any dividends; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Our credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a loan to value ratio ranging from 77% to 83%; minimum free consolidated liquidity of $13.0 million and $10.5 million as of September 30, 2018 and December 31, 2017 and equal to at least the product of $0.5 million and the total number of vessels wholly owned by us at that time; (iii) maintain a ratio of liabilities-to-assets (as defined in our credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75.0 million. Among other events, it will be an event of default under our credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

(1) Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 4.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $4.4 million (less than 1 year), $4.5 million (1-3 years) and $2.3 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of September 30, 2018, timing of scheduled payments and the term of the debt obligations.

(2) Represents principal payments on amounts drawn under the financial liability and excludes interest payments of $3.6 million (less than 1 year), $6.1 million (1-3 years) and $4.1 million (3-5 years).

The following table summarizes our contractual obligations as of September 30, 2018 on a pro forma basis. The pro forma information below has been adjusted to reflect: (i) the drawdown of $26.7 million for the sale and leaseback transaction relating to four of our vessels in November 2018, (ii) borrowings repayment of $28.2 million made subsequent to September 30, 2018, of which $26.6 million relate to our secured credit facilities maturing in the fourth quarter of 2019 and (iii) the acquisition of the two 2010-built 4,360 TEU containerships for $23.6 million.

	Payments due by period (Unaudited)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)				
Loan obligations	$27.7	$31.8	$ 51.3	$ —	$110.8
Financial liability	$ 6.7	$17.5	$ 50.1	$13.9	$ 88.2
Vessel acquisitions	$23.6	$ —	$ —	$ —	$ 23.6
Pro forma contractual obligations	**$58.0**	**$49.3**	**$101.4**	**$13.9**	**$222.6**

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments due by period (Unaudited)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)				
Loan obligations[1]	$43.4	$67.0	$10.3	$—	$120.7
Total contractual obligations	**$43.4**	**$67.0**	**$10.3**	**$—**	**$120.7**

(1) Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 4.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $5.5 million (less than 1 year), $3.9 million (1-3 years) and $0.7 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2017, timing of scheduled payments and the term of the debt obligations.

Reduced Emerging Growth Company Requirements

We are an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, as described in "Prospectus Summary—Implications of Being an Emerging Growth Company."

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

BUSINESS

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Holdings, which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters. Under the terms of our charters, we provide crewing and technical management, while the charterer is generally responsible for securing cargoes, fuel costs and voyage expenses. After giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we have grown our fleet to 30 vessels, with an aggregate carrying capacity of 152,821 TEU and an average fleet age of 10.2 years.

We believe this is a favorable time to invest in the containership sector by acquiring quality second-hand vessels for which we see attractive employment opportunities. Containership prices remain at levels that are significantly below their 15-year historical averages and the time charter market for containerships started to show signs of improvement in 2017 and has continued to do so in the first half of 2018.

We expect to be able to continue to acquire containerships at attractive prices and capitalize on our low-cost operating structure, which we believe will allow us to maximize the return on investment for our unit holders as a result of expected increased positive cash flow from operations and expected appreciation in the value of our vessels as the market continues to recover.

We also intend to leverage the scale, experience, reputation and relationships of Navios Holdings with maritime industry participants and global financial institutions to continue to expand our fleet through selective acquisitions of vessels and to enable us to sustain a lower than industry average cost structure.

We were initially formed as a corporation under the laws of the Republic of the Marshall Islands on April 28, 2017. In connection with our formation, we registered on the Norwegian OTC List and completed four private placements of an aggregate of 34,603,100 common shares for total proceeds of approximately $180.3 million, as described in the notes to the historical consolidated financial statements included in this prospectus. Prior to the consummation of the Distribution, we converted into a limited partnership under the laws of the Republic of the Marshall Islands at a ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers.

Our Relationship with the Navios Group

One of our key strengths is our relationship with the Navios Group, which includes four publicly traded seaborne shipping companies which together operate 207 vessels as of November 2018, making it one of the largest global shipping groups. In a highly fragmented industry, we believe this relationship provides us with several advantages.

First, we are able to benefit from significant economies of scale not typically available to smaller owners resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures compared to the industry average. In particular, we derive cost efficiencies from Navios Holdings, a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, the key members of Navios Holdings' management team have an average of over 20 years of experience in the shipping industry through which Navios Holdings provides entities within the Navios Group, and us, cost-efficient technical and commercial management, as well as administrative services.

Second, our relationship with Navios Holdings provides us access to competitive expansion opportunities, including the right of first refusal to purchase containerships from members of the Navios Group pursuant to the Omnibus Agreement. See "Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Omnibus Agreement."

Finally, Navios Holdings' active and extensive involvement in the international shipping markets provides us with access to reliable, in-depth and up-to-date market information. In particular, we believe that our relationship with Navios Holdings will enhance our ability to enter into new charters, as well as expand our customer relationships and access to financing. Our relationship with Navios Holdings also provides us with opportunities to expand our fleet through third-party acquisitions at attractive prices, as demonstrated by our track record.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to our vessels covering all of our vessels' operating expenses other than certain extraordinary costs. Drydocking and special survey costs are paid to the Manager at cost. Pursuant to the Administrative Services Agreement, dated June 7, 2017, the Manager also provides us with administrative services, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Management fees for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017 amounted $38.6 million and $7.30 million, respectively. Management fees for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $16.5 million. General and administrative fees (inclusive of expense reimbursement) were $4.8 million and $0.8 million, for the nine months ended September 30, 2018 and for the period from April 28, 2017 (date of inception) to September 30, 2017, respectively and $1.9 million for the period from April 28, 2017 (date of inception) to December 31, 2017.

Description of Fleet

As of October 31, 2018, after giving effect to the acquisition of the two containerships of which we expect to take delivery in the fourth quarter of 2018 and the two optional vessels of which we expect to take delivery in the first and second quarter of 2019, assuming the options relating to those two vessels are exercised, we had a fleet of 30 containerships aggregating 152,821 TEUs and an average age of 10.2 years, which is below the current industry average of about 12.0 years, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU, and five containerships between 8,200 TEU and 10,000 TEU. We will have charters covering 88.5% and 36.6% of available days for the remainder of 2018 and for 2019, respectively.

The following table provides summary information about our fleet as of October 31, 2018:

Owned Vessels	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
Navios Summer[3]	3,450	2006	September 2019	$10,780
Navios Verano[3]	3,450	2006	May 2019	$12,127
Navios Spring[3]	3,450	2007	November 2018	$ 8,444
Navios Vermilion[3]	4,250	2007	March 2019	$ 9,525
Navios Indigo[3]	4,250	2007	December 2018	$ 8,133
Navios Amaranth[3]	4,250	2007	November 2018	$ 7,093
Navios Amarillo[3]	4,250	2007	June 2019	$12,545
Navios Verde[3]	4,250	2007	December 2018	$10,251
Navios Azure[3]	4,250	2007	November 2018	$11,603
			May 2019	$10,369
Navios Domino (ex MOL Dominance)[3]	4,250	2008	April 2019	$ 9,928
Navios Dedication (ex MOL Dedication)[3]	4,250	2008	April 2019	$ 9,928

Owned Vessels	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
Navios Delight (ex MOL Delight)[3]	4,250	2008	January 2019[4]	$10,588
MOL Destiny[3]	4,250	2009	November 2018[4]	$26,850
MOL Devotion[3]	4,250	2009	February 2019[4]	$26,850
Navios Lapis	4,250	2009	January 2019	$11,580
Navios Tempo	4,250	2009	May 2019	$11,011
Niledutch Okapi (ex Navios Dorado)	4,250	2010	May 2019	$10,468
Navios Felicitas	4,360	2010	April 2019	$12,979
Navios Miami	4,563	2009	November 2018	$11,791
APL Oakland	4,730	2008	March 2020[4]	$27,156
APL Los Angeles	4,730	2008	April 2020[4]	$27,156
APL Denver	4,730	2008	May 2020[4]	$27,156
APL Atlanta	4,730	2008	June 2020[4]	$27,156
YM Utmost	8,204	2006	January 2019[4]	$20,244
Navios Unite (ex YM Unity)	8,204	2006	November 2018[4]	$34,266
			May 2019	$26,663
Navios Unison	10,000	2010	May 2021	$26,325
			April 2022	$27,300

Vessels to be delivered	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
TBN 1[5]	4,360	2010	May 2019	$12,946
TBN 2[5]	4,360	2010	December 2018	$ 9,811

Vessels Underlying Purchase Option	TEU	Built	Charter Expiration Date[1]	Charter-Out Rate[2]
TBN 3[6]	10,000	2011	November 2020	$26,325
			October 2021	$27,300
TBN 4[6]	10,000	2011	July 2019	$26,663
			July 2021	$26,325
			June 2022	$27,300

(1) Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted.

(2) Daily charter-out rate, net of commissions where applicable.

(3) The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel. See "Prospectus Summary—Recent Developments".

(4) Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.

(5) In November 2018, we agreed to acquire two 2010-built 4,360 TEU containerships from an unrelated third party for a purchase price of approximately $23.6 million. The acquisition of the vessels is expected to be financed through a new credit facility from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the fourth quarter of 2018.

(6) In November 2018, we agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of approximately $52.5 million each, upon the exercise of our purchase options by January 15, 2019 and March 31, 2019, respectively. The acquisition of each vessel is expected to be financed through a loan of up to $31.8 million from a commercial bank and the balance with available cash. We expect to take delivery of the vessels in the first and second quarter of 2019, assuming the purchase options are exercised.

- *Increased Availability of Distressed Acquisition Opportunities.* We believe that there is an increased availability of attractive acquisition opportunities to buy containership assets at or near historically low prices resulting from a number of factors, including:

  - the increasing willingness of banks seeking to completely exit from distressed, non-performing loans that they entered into at the peak of the market cycle;

  - the reduction in availability of debt financing and the tightening of lending criteria applicable to many shipping companies resulting in certain owners being unable to refinance or comply with the terms of their existing financing; and

  - the significant decline in the German KG system (German closed-end funds of private investors) which historically provided significant capital to the containership sector. A large number of the containerships contracted pre-2009 were financed by the KG (Kommanditgesellshaft) system, which allows tax benefits to private investors in certain shipowning companies. Typically these are companies set up to invest in one or a small number of vessels, financed mainly by private investors and bank financing. Funds from private investors were typically raised after the vessels have been ordered. Since 2009, there have been severe limitations to the ability of KG funds to collect the equity planned for investment in ships which are on order. As a result, just 9% of containerships ordered in 2013 to 2018 were contracted by German owners compared to 44% of containerships ordered in the ten years between 1999 and 2008.

  Additionally, lenders and major liner companies are highly selective in their choice of containership operators with whom they conduct business, and have established strict operational and financial standards that they use to pre-qualify operators and managers. Only a select number of managers and operators are able to meet these pre-qualification criteria, which we expect to continue to meet and believe enhance our ability to acquire available vessels.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such business opportunities. For further discussion of the risks that we face, see "Risk Factors" beginning on page 30 of this prospectus.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

- *Strategically Focused Fleet of Intermediate-Size Containerships*. We are one of the largest independent owners of quality intermediate-size containerships that are between 3,000 and 10,000 TEU in capacity. We believe this sector size currently demonstrates the best relative fundamental outlook based on current market dynamics and is where we see significant demand from our customers. We believe our fleet of intermediate-size containerships provides us a competitive advantage when chartering these vessels with liner companies because we believe these vessels are well positioned to withstand recent disruptions in the containership trade, such as the recent expansion of the Panama Canal, and to capitalize on the redeployment of containerships across trade lanes as recent deliveries of containership newbuildings have been dominated by the largest-size containerships. Trade volumes continue to grow more rapidly on North-South and intra-regional trade lanes which traditionally have been served by intermediate-size and smaller containerships at the same time that net fleet growth, deliveries and the orderbook for intermediate-size containerships remain low. All of our 22 Baby Panamaxes are of a shorter length and have a shallower draft, which we believe allows them to be more versatile and capable to be deployed in these trade lanes post-Panama Canal expansion. For example, vessels between 4,000 and 5,100 TEU have seen the highest increase in their share of the deployment capacity in intra-Asia, growing from 13% of the capacity in 2012 to approximately 23% of the capacity by 2018, according to Alphaliner. During the same period, the share of capacity in intra-Asia by vessels between 100 and 999 TEU and 1,000 and 1,999 TEU has declined considerably.

- *Relationships with Leading Charterers*. We expect to benefit from the long-standing relationships of our Manager with leading liner companies such as Maersk Line A/S, Mediterranean Shipping CO. S.A., CMA CGM, Cosco Shipping Co Ltd, Hapag-Lloyd AG, Evergreen Marine Corp., Mitsui O.S.K. Lines, Ltd. and others. We believe that the experience of our management team, coupled with our Manager's reputation for excellence, will assist us in securing employment for our vessels and will provide us with an established customer base to facilitate our future growth.

- *Well-Positioned to Pursue Acquisitions.* We believe that our liquidity, low leverage and access to bank financing and the capital markets through our relationship with Navios Holdings positions us with ship brokers, financial institutions and shipyards as a favored purchaser of quality containerships and will allow us to make additional near-term accretive acquisitions as quality secondhand vessel values remain below their historical 15-year averages. We intend to monitor vessel values and charter rates and expect to continue to pursue acquisitions that are consistent with our investment criteria. We will also have a right of first refusal as to all containerships within the Navios Group which provides us with a preferred position for acquisition opportunities as to a large fleet of containers.

- *Experience Across Sectors and Growing Through Cycles.* Executives of Navios Holdings have substantial experience with investing in and operating fleets in the drybulk, tanker and containership sectors. We believe that the strong reputations and relationships they have developed in these industries and with major financial institutions will continue to provide us with access to distressed situation transactions, vessel acquisition and employment opportunities, as well the ability to access financing to grow our business. Since 2004, the Navios Group has raised $13.2 billion in the equity and debt capital markets and in bank financing and we believe that these financings are indicative of the strong relationships the Navios Group has with the financial and investment communities. Through the shipping cycles over the past 13 years, the Navios Group has strategically grown its fleet from 27 vessels in 2005 to a total of 207 vessels as of November 2018.

- *Scale and Cost-Efficient Operations of our Manager*. We believe that utilizing an affiliated manager provides us with operational scale, geographical flexibility and market-specific experience and relationships, which will allow us to manage our vessels in an efficient and cost-effective manner. By leveraging Navios Holdings' established operating platform, we are able to take advantage of a disciplined management team that has been tested through multiple shipping cycles with a long track record of financial reporting, compliance and investor accountability in public markets.

Our Business Strategies

Our primary objectives are to continue to profitably grow our business, increase distributable cash flow per unit and maximize value to our unit holders by pursuing the following strategies:

- *Continue to Capitalize on Low Vessel Prices to Pursue Accretive Acquisitions*. We are focused on continuing to purchase containerships at favorable prices. We intend to grow our fleet using Navios Holdings' global network of relationships and long experience in the maritime industry to make selective acquisitions of quality, second-hand containerships. We believe that the recent developments in the container shipping industry described above under "—Market Opportunity" have created significant opportunities to acquire vessels at near historically low prices on an inflation adjusted basis and we will analyze acquisitions based on whether they meet targeted return thresholds and are accretive to cash flow in addition to meeting our strategy of targeting intermediate-size containerships. As a recently formed company without a legacy fleet of highly leveraged vessels, we believe we are well-positioned to take advantage of the significant opportunities created by the developments in the container shipping sector.

- *Continue to Actively Manage our Charter Portfolio*. We intend to deploy our vessels on a mix of short-term, medium-term and long-term time charters, to leading liner companies according to our continuing assessment of market conditions. We believe that our chartering strategy will afford us opportunities to capture increased profits during strong charter markets while benefiting from the business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

Our office and principal place of business is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common units.

Taxation of the Partnership

Marshall Islands

Because we and our subsidiaries are non-resident entities and do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Conversion to a Limited Partnership; Election to be Treated as a Corporation. As discussed under "Prospectus Summary—Organizational Structure," we were previously a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. will file an election to be treated as a corporation for U.S. federal income tax purposes, which election will specify an effective date that is the date of the conversion. As a result, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below. Unless the context otherwise requires, references in the discussion below to "we," "our" or "us" are references to Navios Maritime Containers L.P. and any subsidiaries included in its consolidated financial statements.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as "Transportation Income." Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States ("U.S. Source International Transportation Income"). Transportation Income

MANAGEMENT

Management of Navios Maritime Containers L.P.

Our partnership agreement provides that our general partner will oversee and direct our operations, management and policies on an exclusive basis other than certain powers delegated to, or shared with, our board of directors. The General Partner's exclusive management authority includes, but is not limited to, the power to cause us to:

- make any expenditures, lend or borrow money, and assume or guarantee indebtedness and other liabilities, including indebtedness that is convertible into partnership securities; and incur any other obligations;

- make tax, regulatory and other filings;

- acquire, dispose, mortgage, pledge, encumber, hypothecate or exchange any or all of our assets;

- use our assets (including cash on hand) for any purpose consistent with the terms of the partnership agreement, including the financing of the conduct of our operations;

- negotiate, execute and perform any contracts, conveyances or other instruments; and

- form, or acquire an interest in, and contribute property and make loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships.

Our executive officers will manage our day-to-day activities consistent with the policies and procedures adopted by our general partner. Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates or to the Navios Group.

Prior to the conversion into a limited partnership, the size of our board of directors was five members and, at the time of our conversion into a limited partnership, the size of our board was increased to seven members. We currently have only six directors, all of whom were initially appointed by our general partner, as set forth under "—Directors and Senior Management" below. Following our first annual meeting of unit holders, our board of directors will continue to consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unit holders. The three directors holding seats filled by general partner appointment, currently Angeliki Frangou, Ted C. Petrone and Efstratios Desypris, will serve as directors for terms determined by our general partner. Directors elected by our common unit holders will be divided into three classes serving staggered three-year terms. At our annual meeting in 2019, our common unit holders will elect four directors. Two of the four directors elected by our common unit holders will be designated as a Class I elected director and will serve until our annual meeting of unit holders in 2020, another of the four directors will be designated as a Class II elected director and will serve until our annual meeting of unit holders in 2021 and the remaining elected director will be designated as a Class III elected director and will serve until our annual meeting of unit holders in 2022. At each subsequent annual meeting of unit holders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unit holders. Directors elected by our common unit holders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 25% of the outstanding common units. The three directors appointed by our general partner will serve until their respective successors are duly appointed by the general partner or until the director's earlier death, resignation or removal. A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unit holders may be removed from our board of directors at any time without cause only by the majority vote of the other members of our board and with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unit holders in excess of 4.9% will effectively be redistributed pro rata among the other unit holders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code. For more information, please read "The Partnership Agreement—Voting Rights."

The Nasdaq Global Select Market does not require a listed limited partnership or foreign private issuer like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee. Our board of directors consists of six members, three of whom meet the applicable independence standards of the Nasdaq Global Select Market. As described under "The Partnership Agreement—Board of Directors," it is expected that our general partner will appoint one additional member to our board of directors after the listing on the Nasdaq Global Select Market.

Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The initial members of our conflicts committee are Gareth Williams, Ifigeneia Tzavela and Konstantinos Maratos, who acts as Chairman. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the Nasdaq Global Select Market to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unit holders. For additional information about the conflicts committee, please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

In addition, we have an audit committee of at least three directors who meet the independence criteria for audit committee members applicable to foreign private issuers, comprised of Gareth Williams, Ifigeneia Tzavela and Konstantinos Maratos, who acts as Chairman. Konstantinos Maratos qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement. See "Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Management Agreement" and "Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Administrative Services Agreement."

Our Chief Executive Officer, Ms. Angeliki Frangou, allocates her time between managing our business and affairs and the business and affairs of the entities comprising the Navios Group. Ms. Frangou allocates her business time between our business and those other businesses depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of the entities comprising the Navios Group. We expect our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

We have no employees other than the executive officers listed in this prospectus.

Our general partner owes a fiduciary duty to our unit holders, subject to limitations described under "Conflicts of Interest and Fiduciary Duties." Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Our partnership agreement authorizes our general partner to negotiate agreements on behalf of the partnership, so that indebtedness or other obligations of the partnership are non-recourse to our general partner, even if obtaining that limitation results in terms that are less favorable to the partnership than would otherwise be the case.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Holdings, as sole member of our general partner.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	53	Chairman of the Board of Directors and Chief Executive Officer
Chris Christopoulos	40	Chief Financial Officer
George Achniotis	53	Executive Vice President—Business Development
Vasiliki Papaefthymiou	49	Secretary
Efstratios Desypris	45	Director▲
Konstantinos Maratos	46	Director
Ted C. Petrone	63	Director
Ifigeneia Tzavela	56	Director
Gareth Williams	58	Director▲

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated corporation, since March 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea

Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor's degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master's degree in Mechanical Engineering from Columbia University.

Chris Christopoulos has been our Chief Financial Officer since our inception. Mr. Christopoulos has been Senior Vice President—Financial Business Development of Navios Corporation since joining the Navios Group in 2017. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the gaming, leisure and transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets which he joined in 2004. Mr. Christopoulos received a bachelor of arts degree in Economics from Yale University.

George Achniotis has been our Executive Vice President—Business Development since our inception. Mr. Achniotis is currently Chief Financial Officer of Navios Holdings and previously served as Senior Vice President—Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers ("PwC") in Greece, heading the Piraeus office and the firm's shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm's internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President—Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Containers. He has more than 19 years' experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor's degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings' board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners, Navios Midstream and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master's degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Efstratios Desypris was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010, and Chief Financial Controller of Navios Holdings, the Company's sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President—Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP—Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Konstantinos Maratos has been a member of our board of directors since our inception. Mr. Maratos is currently a Managing Director for a Swiss bank in London, prior to which he worked for both Barclays Bank and Eurobank EFG in the private banking area. Mr. Maratos is a Visiting Professor and Visiting Lecturer on topics such as economics and wealth management for King's College and Queen Mary in London. Mr. Maratos holds both a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London, together with a CFA qualification. Mr. Maratos is an independent director of the Company, member and chairman of our Audit committee and a member of our Conflicts committee.

Ted C. Petrone has been a member of our board of directors since our inception. Mr. Petrone has been a member of the Board of Directors of Navios Acquisition since its inception and was also President since its inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently also serves as Navios Corporation's Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 40 years, 36 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Ifigeneia Tzavela has been a member of our board of directors since our inception. Upon receiving her M.B.A., Ms. Tzavela joined INTEC S.A. a company specialized in the Petroleum Refining and Marine Industries in Greece. Beginning as a Sales Manager with the firm, Ms. Tzavela rose to Managing Director and co-owner of the Company, a title she has held since 1998. Ms. Tzavela received her B.Sc. in Chemistry from the National Kapodistrian University of Athens and her M.B.A. from Stern School of Business at New York University. Ms. Tzavela is a member of our Audit and Conflicts committees and is an independent director.

Gareth Williams was appointed a member of our board of directors by our general partner effective upon our conversion into a limited partnership. Mr. Williams is a qualified solicitor (England and Wales) and is currently a director for an international shipping law firm in Singapore. Mr. Williams has over 30 years' experience advising in all types of contractual and other disputes related to shipping, international trade and insurance. Mr. Williams holds a Master's Degree in Law from the University of Oxford. Mr. Williams is a member of our Audit and Conflicts committees and is an independent director.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse the Manager and certain affiliates for expenses incurred pursuant to the management and Administrative Services Agreement we will enter into with the Manager.

See "Certain Relationships and Related Party Transactions—Agreements with the Navios Group— Management Agreement" and "Certain Relationships and Related Party Transactions—Agreements with the Navios Group—Administrative Services Agreement." Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

Because our executive officers are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we will reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers will depend on an estimate of the percentage of time our officers spent on our business and will be based on a percentage of the salary and benefits that Navios Holdings will pay to such officers. Our officers, and officers and employees of affiliates of our general partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Navios Containers held by beneficial owners of 5.0% or more of the units, each of our directors and officers and all of our directors and our executive officers as a group as of November 30, 2018, prior to the Distribution, and after giving effect to the consummation of the Distribution. The table below gives effect to our conversion from a corporation into a limited partnership.

Name of Beneficial Owner	Common Units Beneficially Owned Prior to the Distribution		Common Units to be Beneficially Owned After the Distribution	
	Number	Percentage	Number	Percentage
Navios Partners[1]	12,447,277	36.0%	11,592,227	33.5%
Angeliki Frangou[2]	—	—	*	*
Chris Christopoulos	—	—	—	—
George Achniotis[2]	—	—	*	*
Vasiliki Papaefthymiou[2]	—	—	—	—
Efstratios Desypris[2]	—	—	—	—
Konstantinos Maratos	—	—	—	—
Ted C. Petrone	—	—	—	—
Ifigeneia Tzavela	—	—	—	—
Gareth Williams	—	—	—	—
All directors and executive officers as a group (nine (9) persons)	—	— %	*	*

---

*   Less than 1%.

(1) Navios Partners is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, George Achniotis, Kunihide Akizawa, Shunji Sasada, Serafeim Kriempardis, Lampros Theodorou and Orthodoxia Zisimatou.

(2) Excludes units owned by Navios Partners, on the board of which serves our Chief Executive Officer, Angeliki Frangou. In addition, Ms. Frangou is Navios Partners' Chief Executive Officer, our Executive Vice President – Business Development, George Achniotis, is Navios Partners' Executive Vice President – Business Development and Director, our Secretary, Vasiliki Papaefthymiou, is Navios Partners' Secretary and our director, Efstratios Desypris, is Navios Partners' Chief Financial Officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following our conversion from a corporation into a limited partnership, Navios Holdings, as our general partner, has exclusive management authority over our operations, control the appointment of three of the seven members of our board of directors and have veto rights over certain significant actions we may take. In addition, following the Distribution, Navios Holdings will own 1,263,287 common units, representing an approximately 3.7% limited partner interest in us. Navios Partners, an affiliate of Navios Holdings, will own 11,592,227 common units, representing an approximately 33.5% limited partner interest in us, following the Distribution. As a result, Navios Holdings, together with its affiliates, have the ability to exercise significant influence regarding our management.

Payments to our General Partner and Its Affiliates; General Partner Interests

The following table summarizes the payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These payments were determined by and among affiliated entities and, consequently, are not the result of arms'-length negotiations.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for services from us. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to the Manager, a subsidiary of Navios Holdings, for commercial and technical management services and administrative services, as provided under the Management Agreement and the Administrative Services Agreement. Please read "—Agreements with the Navios Group."
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, it is not entitled to any distribution from or payment by us in respect of its general partner interest.

Agreements with the Navios Group

Omnibus Agreement

On June 7, 2017, we entered into an Omnibus Agreement with Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and Navios Partners Containers Finance Inc. ("Navios Containers Finance"). The following discussion describes certain provisions of the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, Navios Holdings and the controlled affiliates (other than us, our general partner, Navios Containers Finance and our subsidiaries) of Navios Holdings, Navios Acquisition, Navios Partners and Navios Midstream (together the "Navios Maritime Entities"), agreed not to acquire any containerships. However, this restriction will not prevent such entities from:

(1) owning a containership that was already owned by such Navios Maritime Entity at the time of the agreement;

(2) acquiring a containership if such Navios Maritime Entity offers to sell it to us for fair market value in accordance with the procedures established in the agreement;

(3) acquiring a non-controlling interest in any company, business or pool of assets;

(4) acquiring or owning a containership if we do not fulfill our obligations under any written agreement with Navios Partners that requires us to purchase such containership;

(5) acquiring or owning a containership that is subject to an offer to sell such containership to us, as described in paragraph (2), pending our determination whether to accept such offers and pending the closing of any offers we accept;

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description our distribution policy please read this section and "Our Distribution Policy." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unit holders:

- surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

- special charges for services requested by a holder of a common unit; and

- other similar fees or charges.

There is no charge to unit holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

- represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

- gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and the transactions described in this prospectus.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as <u>Appendix B</u>. We will provide prospective investors with a copy of the agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

- with regard to the fiduciary duties of our general partner and our directors, please read "Conflicts of Interest and Fiduciary Duties;" and

- with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units."

The general partner interest, which is represented by a general partner unit, is a non-economic interest, meaning our general partner does not participate in our distributions, profits or losses by reason of owning its general partner interest.

Organization and Duration

We were initially organized on April 28, 2017 as a Marshall Islands corporation and <u>converted</u> to a Marshall Islands limited partnership prior to the Distribution and listing on the Nasdaq Global Select Market and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our general partner has the ability to cause us, our operating subsidiary and its subsidiaries to engage in activities other than the marine transportation services, it has no current plans to do so. Our general partner will oversee and direct our operations, management and policies on an exclusive basis, other than certain powers delegated to, or shared with, our board of directors.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a common unit holder grants to our the chairman and vice chairman of our board of directors and our chief executive officer and president and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

Common unit holders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Voting Rights

The following matters require the common unit holder vote specified below. Matters requiring the approval of a "unit majority" requires the approval of a majority of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unit holders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any

UNITS ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common units in the public market by us or existing unitholders could adversely affect market prices prevailing from time to time. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Substantially all of our outstanding 34,603,100 common units will be freely transferable without restriction or further registration under the Securities Act, except for common units received by entities and individuals who are our affiliates and certain common units which may be "restricted securities" as defined in Rule 144 of the Securities Act. Entities and individuals who may be considered our affiliates include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Following the Distribution, individuals who are our affiliates will hold 12,855,514 common units and our affiliates will be permitted to sell their common units only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder. To the extent common units may be "restricted securities," those common units will only be eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

In addition, the partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unit holders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement—Issuance of Additional Securities."

Rule 144

In general, a person who has beneficially owned restricted common units for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted common units of our common units for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the total number of common units outstanding; or

- the average weekly trading volume of our common units on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner, Angeliki Frangou or any of their current or future affiliates if an exemption from the registration requirements is not otherwise available or advisable. These registrations may be solely for sales of partnership securities by our general partner, Angeliki Frangou or any of their current or future affiliates, or may also register sales of partnership securities by us or, if we grant registration rights to a unit holder other than our general

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units.

This discussion is based upon provisions of the Internal Revenue Code, (the "Code"), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (the "IRS") or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Navios Maritime Containers L.P.

The following discussion applies only to beneficial owners of common units that own the common units as "capital assets" (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, persons that acquire the common units as compensation or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their shareholders or partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that actually or constructively own 2.0% or more (by vote or value) of our common units or are otherwise entitled to claim a "participation exemption" with respect to our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Conversion to a Limited Partnership; Election to be Treated as a Corporation

As discussed under "Prospectus Summary—Organizational Structure," we were a private corporation incorporated under the laws of the Marshall Islands, Navios Maritime Containers Inc., and we converted into a limited partnership organized under the laws of the Marshall Islands, Navios Maritime Containers L.P. Navios Maritime Containers L.P. will file an election to be treated as a corporation for U.S. federal income tax purposes, which election will specify an effective date that is the date of the conversion. Consequently, the conversion is not expected to be a taxable event for U.S. federal income tax purposes and, subject to the discussion below of

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Containers L.P.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Containers L.P. (the "Company") as of December 31, 2017, and the related consolidated statements of operations, changes in partners' capital and cash flows for the period from inception (April 28, 2017) through December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Navios Maritime Containers L.P. at December 31, 2017, and the consolidated results of its operations and its cash flows for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company's auditor since 2018.

Athens, Greece
June 15, 2018

(except for Notes 1, 13 and 14 as to which the date is November 30, 2018)

NAVIOS MARITIME CONTAINERS L.P.
CONSOLIDATED BALANCE SHEET
(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2017
ASSETS		
Current assets		
Cash and cash equivalents	2,3	$ 14,221
Restricted Cash	2,3	280
Accounts receivable, net	4	642
Balance due from related parties, current	11	5,643
Inventories		536
Prepaid and other current assets		49
Total current assets		**21,371**
Vessels, net	5	177,597
Intangible Assets	6	58,496
Deferred dry dock and special survey costs, net		3,582
Balance due from related parties, non-current	8,11	5,765
Total non-current assets		**245,440**
Total assets		**$266,811**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable		$ 582
Accrued expenses		3,934
Deferred income and cash received in advance		2,544
Current portion of long-term debt, net	7,8	42,499
Total current liabilities		**49,559**
Long-term debt, net of current portion	7,8	76,534
Total non-current liabilities		**76,534**
Total liabilities		**126,093**
Commitments and contingencies	10	
Partners' capital		
Common unit holders (29,148,554 units issued and outstanding as of December 31, 2017)	14	140,718
Total Partners' capital		**140,718**
Total liabilities and Partners' capital		**$266,811**

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	2	39,188
Time charter and voyage expenses	2	(1,257)
Direct vessel expenses		(672)
Management fees (entirely through related parties transactions)	11	(16,488)
General and administrative expenses	11	(2,262)
Depreciation and amortization	5,6	(13,578)
Interest expense and finance cost, net		(2,268)
Other expense, net		(25)
Net income		$ 2,638
Net earnings per common unit, basic and diluted	**13**	**$ 0.14**
Weighted average number of common units, basic and diluted	**13**	**18,371,855**

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
(Expressed in thousands of U.S. dollars—except for unit data)

For the period from April 28, 2017 (date of inception) to December 31, 2017

	Common Unit holders		Total Partners' Capital
	Units	Amount	
Balance, April 28, 2017 (date of inception)	—	$ —	$ —
Proceeds from private placements, net of offering costs	29,148,554	142,503	142,503
Deemed distribution	—	(4,423)	(4,423)
Net income	—	2,638	2,638
Balance, December 31, 2017	29,148,554	$ 140,718	**$140,718**

See notes to consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. ("Navios Containers Inc.") was incorporated in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. ("Navios Containers L.P." or the "Company").

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company's above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers from April 28, 2017 (its date of incorporation) through December 31, 2017.

As of December 31, 2017, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding. Navios Maritime Partners L.P. ("Navios Partners") holds 9,818,182 common shares representing 33.7% of the equity and Navios Maritime Holdings Inc. ("Navios Holdings") holds 1,000,000 common shares representing 3.4% of the equity of Navios Containers Inc. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Navios Containers Inc. also registered its shares for trading on the Norwegian OTC List on June 12, 2017 under the ticker NMCI.

The operations of Navios Containers L.P. are managed by a wholly-owned subsidiary of Navios Holdings (the "Manager"), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ***Basis of Presentation:*** The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the period April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Early Adoption of ASU 2017-01, "Business Combinations" (Topic 805): In January 2017, FASB issued ASU 2017-01, "Business Combinations" to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively

The remaining aggregate amortization of acquired intangibles as of December 31, 2017 was as follows:

Description	Within one year	Year Two	Year Three	Total
Time charters with favorable terms	$33,140	$19,066	$6,290	$58,496
Total amortization	**$33,140**	**$19,066**	**$6,290**	**$58,496**

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 2.0 years for time charters with favorable terms.

NOTE 7: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	December 31, 2017
ABN AMRO Bank N.V. $40 million facility	$ 32,500
ABN AMRO Bank N.V. $71 million facility	70,160
BNP Paribas $24 million facility	18,000
Total loans	**$120,660**

Total loans	December 31, 2017
Total borrowings	$120,660
Less: current portion	(42,499)
Less: Deferred financing costs	(1,627)
Total long-term borrowings, net	**$ 76,534**

ABN AMRO BANK N.V.: On June 29, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $40,000 (divided in three tranches of up to $34,320, $3,180 and $2,500, respectively) to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 385 basis points. As of December 31, 2017, the Company has drawn the full amount and the outstanding loan amount under this facility was $32,500. Pursuant to a supplemental agreement dated December 1, 2017, the outstanding loan amount is repayable in eight consecutive quarterly installments, the first four each in an amount of $3,750 and the subsequent four each in an amount of $1,035 together with a final balloon payment of $13,360 payable together with the last instalment, falling due on December 29, 2019.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. The Company has drawn the entire amount under this loan, within the third quarter of 2017, net of the loan's discount of $315. On December 1, 2017 the Company extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. The additional loan bears interest at a rate of LIBOR plus 385 basis points. The Company has drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan's discount of $625. As of December 31, 2017, the outstanding loan amount under this facility was $70,160 and is repayable in eight consecutive quarterly installments each in an amount of $6,465 along with a final balloon payment of $18,440 payable together with the last installment, falling due on November 30, 2019.

BNP Paribas: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided in four tranches of up to $6,000 each) to finance part of the purchase price

The calculations of the basic and diluted earnings per unit are presented below.

	Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator	
Net income	$ 2,638
Denominator:	
Denominator for basic and diluted earnings per common unit—weighted average number of common units	18,371,855
Basic and diluted net earnings per common unit	$ 0.14

NOTE 14: PARTNERS' CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company's partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers Inc. closed its initial private placement and issued 10,057,645 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement and issued 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

As of December 31, 2017, Navios Partners holds 9,818,182 common shares representing 33.7% of the total equity and Navios Holdings holds 1,000,000 common shares representing 3.4% of the total equity of Navios Containers. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of Navios Containers Inc., respectively.

Following the private placements described above, Navios Containers Inc. had a total of 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding, as of December 31, 2017. The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the Norwegian OTC List or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers Inc. has classified these warrants as equity instruments in accordance with ASC-815.

On November 30, 2018, the Company converted the issued common shares to common units.

NOTE 15: SUBSEQUENT EVENTS

In February 2018, the Company agreed to acquire one 2010-built 4,250 TEU containership for a purchase price of $11,780. The vessel is expected to be delivered in the first quarter of 2018. The Company expects to finance the acquisition with cash on its balance sheet and $6,000 from an existing credit facility.

NAVIOS MARITIME CONTAINERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	September 30, 2018 (unaudited)	December 31, 2017
ASSETS			
Current assets			
Cash and cash equivalents	2,3	$ 13,787	$ 14,221
Restricted Cash	2	342	280
Accounts receivable, net	4	2,517	642
Balance due from related parties, current	10	5,132	5,643
Inventories		305	536
Prepaid and other current assets		360	49
Total current assets		**22,443**	**21,371**
Non-current assets			
Vessels, net	5	318,746	177,597
Intangible Assets	6	31,668	58,496
Deferred dry dock and special survey costs, net		6,828	3,582
Balance due from related parties, non-current	8,10	7,313	5,765
Other long term assets		774	—
Total non-current assets		**365,329**	**245,440**
Total assets		**$387,772**	**$266,811**
LIABILITIES AND PARTNERS' CAPITAL			
Current liabilities			
Accounts payable		$ 1,682	$ 582
Accrued expenses		2,973	3,934
Deferred income and cash received in advance		2,918	2,544
Financial liability short term, net	7,8	5,332	—
Current portion of long-term debt, net	7,8	41,677	42,499
Total current liabilities		**54,582**	**49,559**
Non-current liabilities			
Long-term financial liability, net of current portion	7,8	55,776	—
Long-term debt, net of current portion	7,8	94,699	76,534
Total non-current liabilities		**150,475**	**76,534**
Total liabilities		**$205,057**	**$126,093**
Commitments and contingencies	9		
Partners' capital			
Common unit holders—34,603,100 and 29,148,554 common units issued and outstanding as of September 30, 2018 and December 31, 2017, respectively.	13	182,715	140,718
Total Partners' capital		**182,715**	**140,718**
Total liabilities and Partners' capital		**$387,772**	**$266,811**

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$ 38,080	$ 14,757	$ 99,505	$ 17,859
Time charter and voyage expenses		(1,048)	(343)	(2,573)	(343)
Direct vessel expenses		(355)	(515)	(815)	(515)
Management fees (entirely through related parties transactions)	10	(14,490)	(6,576)	(38,578)	(7,277)
General and administrative expenses	10	(1,847)	(870)	(5,207)	(987)
Listing transaction-related expenses	11	(2,396)	—	(2,396)	—
Depreciation and amortization	5,6	(9,850)	(5,351)	(30,287)	(6,671)
Interest expense and finance cost, net		(3,617)	(1,007)	(7,555)	(1,088)
Other income/(expenses), net		937	(11)	848	(13)
Net income		**$ 5,414**	**$ 84**	**$ 12,942**	**$ 965**
Net earnings per common unit, basic and diluted	12	**$ 0.16**	**$ 0.01**	**$ 0.39**	**$ 0.08**
Weighted average number of common units, basic and diluted	12	**34,603,100**	**13,535,906**	**33,164,538**	**12,864,663**

See notes to condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS LP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Common unit holders Units	Common unit holders Amount	Total Partners' Capital
Balance April 28, 2017 (date of inception)		—	$ —	$ —
Proceeds from private placements, net of offering costs	13	20,057,645	95,303	95,303
Deemed distribution		—	(4,423)	(4,423)
Net income		—	965	965
Balance, September 30, 2017		20,057,645	$ 91,845	$ 91,845
Balance December 31, 2017		29,148,554	$140,718	$140,718
Proceeds from private placements, net of offering costs	13	5,454,546	29,055	29,055
Net income		—	12,942	12,942
Balance, September 30, 2018		34,603,100	$182,715	$182,715

See notes to condensed consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. ("Navios Containers Inc.") was incorporated in the Republic of the Marshall Islands on April 28, 2017.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. ("Navios Containers L.P." or the "Company"). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company's above-mentioned transactions. Accordingly, the consolidated financial statements include the historical financial statements of Navios Containers Inc. for the three and nine month periods ended September 30, 2018.

As of September 30, 2018, the Company had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. ("Navios Partners") holds 12,447,277 common units representing 36.0% of the equity and Navios Maritime Holdings Inc. ("Navios Holdings") holds 1,090,909 common units representing 3.2% of the equity of the Company. Each of Navios Partners and Navios Holdings also holds warrants, with a five-year term, for 6.8% and 1.7% of the total equity of the Company, respectively.

The Company also registered its shares for trading on the Norwegian OTC List on June 12, 2017 under the ticker NMCI.

The operations of the Company are managed by a wholly-owned subsidiary of Navios Holdings (the "Manager"), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) **Basis of presentation:** The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Company's consolidated financial positions, statement of changes in partner's capital, statements of income and cash flows for the periods presented. The condensed balance sheet data as of December 31, 2017, was derived from audited financial statements, and as permitted by the requirements for interim financial statements, does not include information and disclosures required by accounting principles generally accepted in the United States of America (U.S. GAAP) for complete financial statements. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes as of December 31, 2017. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Beginning January 1, 2018, the Company adopted ASU 2016-18, "Statements of Cash Flows: Restricted Cash."

refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 11: LISTING TRANSACTION-RELATED EXPENSES

Listing transaction-related expenses for the three and nine month periods ended September 30, 2018 amounted to $2,396 and related to expenses incurred in connection to the Company's efforts to list on a U.S. exchange.

NOTE 12: EARNINGS PER UNIT

The unit and per unit data included in the accompanying condensed consolidated financial statements have been restated to reflect the Company's conversion to a limited partnership, as discussed in Note 14 for the periods presented.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning Company's general partner, Navios Maritime Containers GP LLC, does not participate in Company's distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2018	Three Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2018	Period from April 28, 2017 (date of inception) to September 30, 2017
Numerator				
Net income	$ 5,414	$ 84	$ 12,942	$ 965
Denominator:				
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	13,535,906	33,164,538	12,864,663
Basic and diluted net earnings per common unit	$ 0.16	$ 0.01	$ 0.39	$ 0.08

NOTE 13: PARTNERS' CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company's partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares and Navios Holdings invested $5,000 and received 1,000,000 shares. Navios Partners and

Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

As of December 31, 2017, the Company had 29,148,554 shares of common stock outstanding and a total of 2,477,627 warrants outstanding.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

Following the private placement described above, Navios Containers Inc. had a total of 34,603,100 shares of common stock outstanding and a total of 2,941,264 warrants outstanding as of September 30, 2018.

The warrants entitle the holders to subscribe for new shares at the respective exercise prices, and shall vest ratably in three equal installments when the closing price of the common shares as quoted on the Norwegian OTC List or similar quotation system or association reaches or exceeds, for ten consecutive trading days, each of the following thresholds: (i) 125% of the respective warrant exercise price, (ii) 145% of the respective warrant exercise price and (iii) 165% of the respective warrant exercise price. The warrant exercise period will end on the earlier of either the date falling on the fifth anniversary of each respective warrant issuance or, if prior to the fifth anniversary, when the Company converts from a corporation into a limited partnership organized under the laws of the Marshall Islands.

Navios Containers has classified these warrants as equity instruments in accordance with ASC-815.

On November 30, 2018, the Company converted the issued common shares to common units (see Note 14).

NOTE 14: SUBSEQUENT EVENTS

On November 30, 2018, the Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers L.P.

APPENDIX B

FORM OF AGREEMENT OF LIMITED PARTNERSHIP OF
NAVIOS MARITIME CONTAINERS L.P.
Dated: as of November 30, 2018

<center>**AGREEMENT OF LIMITED**</center>
<center>**PARTNERSHIP OF NAVIOS MARITIME CONTAINERS L.P.**</center>

THIS AGREEMENT OF LIMITED PARTNERSHIP OF NAVIOS MARITIME CONTAINERS L.P., dated as of November 30, 2018, is entered into by and between NAVIOS MARITIME CONTAINERS GP LLC, a Republic of the Marshall Islands limited liability company, as the General Partner, NAVIOS MARITIME HOLDINGS INC., a corporation incorporated under the laws of the Republic of the Marshall Islands (or any permitted successors and assigns hereunder), as a Limited Partner, and the other Initial Limited Partners, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

<center>**ARTICLE I**</center>

<center>**DEFINITIONS**</center>

Section 1.1   Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreed Value" means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

"Agreement" means this Agreement of Limited Partnership of Navios Maritime Containers L.P., as it may be amended, supplemented or restated from time to time.

"Annual Meeting" means the meeting of Limited Partners to be held every year commencing in 2019 to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

"Appointed Directors" means the members of the Board of Directors appointed by the General Partner in accordance with the provisions of Article VII.

"Associate" means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

"Audit Committee" means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and meet the standards for audit committee composition established by the National Securities Exchange on which the Common Units are listed or admitted to trading.

<center>B-1</center>

ARTICLE II

ORGANIZATION

Section 2.1   Formation. The Partnership was originally formed as the Predecessor, a Republic of the Marshall Islands corporation, on April 28, 2017. On November 30, 2018, the Predecessor continued its existence and converted into a Republic of the Marshall Islands limited partnership pursuant to the provisions of the Marshall Islands Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2   Name. The name of the Partnership is "Navios Maritime Containers L.P." The Partnership's business may be conducted under any other name or names as determined by the Board of Directors. The words "Limited Partnership" or the letters "L.P." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3   Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Board of Directors, the registered office of the Partnership in the Republic of the Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MII 96960 and the registered agent for service of process on the Partnership in the Republic of the Marshall Islands at such registered office shall be The Trust Company of the Marshall Islands, Inc. Unless and until changed by the Board of Directors, the registered agent for service of process on the Partnership in the United States shall be CT Corporation System located at 111 8th Avenue, New York, New York 10011. The principal office of the Partnership shall be any place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the Republic of the Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at c/o Navios Maritime Holdings Inc. at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 9 of the Republic of the Marshall Islands Revised Partnership Act provides as follows:

Indemnification. Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify our directors and officers and the other affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events in which such person is involved by reason of their status as, among others, director, officer or general partner affiliate. The section of the prospectus entitled "The Partnership Agreement—Indemnification" is incorporated herein by this reference.

Item 7. Recent Sales of Unregistered Securities.

Since our formation on April 28, 2017, we have made the following sales of unregistered securities:

On June 8, 2017, Navios Maritime Containers Inc. ("NMCI") issued an aggregate of 10,057,645 shares to 19 investors, including Navios Maritime Partners L.P. ("Navios Partners") and Navios Maritime Holdings Inc. ("Navios Holdings"), which also received warrants, with a five-year term, for 6.8% and 1.7%, respectively, of the first $125 million of NMCI equity (excluding shares issued to Navios Partners and Navios Holdings).

On August 29, 2017, NMCI issued an aggregate of 10,000,000 shares to 24 investors, including Navios Partners.

On November 9, 2017, NMCI issued an aggregate of 9,090,909 shares to 20 investors, including Navios Partners.

On March 13, 2018, NMCI issued an aggregate of 5,454,546 shares to 20 investors, including Navios Partners and Navios Holdings.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder. The securities were issued directly by Navios Maritime Containers Inc. and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

There have been no other sales of unregistered securities since March 13, 2018.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.
2.2	Certificate of Conversion of Navios Maritime Containers Inc.
3.1	Certificate of Limited Partnership of Navios Maritime Containers L.P.
3.2	Agreement of Limited Partnership of Navios Maritime Containers L.P.
3.3**	Certificate of Formation of Navios Maritime Containers Inc.
3.4**	Limited Liability Company Agreement of Navios Maritime Containers GP LLC.
5.1	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered.

Exhibit Number	Description
10.8**	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
<u>10.9</u>	<u>Loan Agreement, dated November 9, 2018, among Afros Maritime Inc., Iliada Shipping S.A., Vinetree Marine Company, Vythos Marine Corp., the banks and financial institutions listed therein and HSH Nordbank AG.</u>
10.10.1**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.
10.10.2**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.
10.10.3**	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.
21.1**	List of Subsidiaries of Navios Maritime Containers L.P.
23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
23.2**	Consent of Drewry Shipping Consultants Ltd.
23.3**	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1)
24.1**	Power of Attorney (listed on signature page to the registration statement)

** Previously filed.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Exhibit Index

Exhibit Number	Description
2.1▲	Amended and Restated Plan of Conversion of Navios Maritime Containers Inc.
2.2▲	Certificate of Conversion of Navios Maritime Containers Inc.
3.1▲	Certificate of Limited Partnership of Navios Maritime Containers L.P.
3.2▲	Agreement of Limited Partnership of Navios Maritime Containers L.P.
3.3**	Certificate of Formation of Navios Maritime Containers Inc.
3.4**	Limited Liability Company Agreement of Navios Maritime Containers GP LLC.
5.1▲	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered.
10.1**	Supplemental Agreement, dated June 30, 2017, to Facility Agreement, dated May 30, 2008, giving effect to Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.
10.1.1**	Supplemental Agreement, dated July 27, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.
10.1.2**	Supplemental Agreement, dated December 1, 2017, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.
10.1.3**	Supplemental Agreement, dated June 29, 2018, to the Amended and Restated Facility Agreement, dated June 30, 2017, among Olympia II Navigation Limited, Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited and ABN AMRO BANK N.V.
10.2**	Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.
10.2.1**	Supplemental Agreement, dated December 1, 2017, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.
10.2.2**	Supplemental Agreement, dated June 29, 2018, to the Facility Agreement, dated July 27, 2017, between Navios Maritime Containers Inc. and ABN AMRO BANK N.V.
10.3**	Loan Agreement, dated December 20, 2017, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A. and BNP Paribas.
10.3.1**	Deed of Accession, Amendment and Restatement, dated September 5, 2018, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd., Navios Maritime Containers Inc., Boheme Navigation Company, Nefeli Navigation S.A. and BNP Paribas.
10.4**	Loan Agreement, dated May 25, 2018, among Nefeli Navigation S.A., the banks and financial institutions listed therein and BNP Paribas.
10.5**	Loan Agreement, dated June 28, 2018, among Fairy Shipping Corporation, Limestone Shipping Corporation, the banks and financial institutions listed therein and HSH Nordbank AG.

Exhibit Number	Description
10.6**	Omnibus Agreement, dated June 7, 2017, among Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream, Navios Maritime Containers Inc., and Navios Partners Containers Finance Inc.
10.7**	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
10.7.1**	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
10.7.2**	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
10.7.3**	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
10.8**	Administrative Services Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.
<u>10.9</u>	<u>Loan Agreement, dated November 9, 2018, among Afros Maritime Inc., Iliada Shipping S.A., Vinetree Marine Company, Vythos Marine Corp., the banks and financial institutions listed therein and HSH Nordbank AG.</u>
10.10.1**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.
10.10.2**	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.
10.10.3**	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.
21.1**	List of Subsidiaries of Navios Maritime Containers L.P.
23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
23.2**	Consent of Drewry Shipping Consultants Ltd.
23.3**	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1)
24.1**	Power of Attorney (listed on signature page to the registration statement)

** Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement (No. 333-225677) on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monte Carlo, Country of Monaco on the 30th day of November, 2018.

NAVIOS MARITIME CONTAINERS INC.

By: /s/ Angeliki Frangou
       Name: Angeliki Frangou
       Title: Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-225677) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Angeliki Frangou Angeliki Frangou	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2018
/s/ Chris Christopoulos Chris Christopoulos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 30, 2018
* Vasiliki Papaefthymiou	Secretary	November 30, 2018
* Konstantinos Maratos	Director	November 30, 2018
* Ted C. Petrone	Director	November 30, 2018
* Ifigeneia Tzavela	Director	November 30, 2018

*By: /s/ Angeliki Frangou
     Angeliki Frangou
     Attorney-in-Fact

Each person whose signature appears below appoints Angeliki Frangou and Chris Christopoulos as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-225677) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Efstratios Desypris Efstratios Desypris	Director	November 30, 2018
/s/ Gareth Williams Gareth Williams	Director	November 30, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Navios Maritime Containers Inc. in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 30th day of November, 2018.


PUGLISI & ASSOCIATES
Authorized Representative

By: /s/ Donald J. Puglisi
       Name: Donald J. Puglisi
       Title: Managing Director
